UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                              COMMISSION FILE NUMBER: 20-2903526

                           NOTIFICATION OF LATE FILING

(Check One) |_| FORM 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q
            |_| Form N-SAR

                         For Period Ended March 31, 2007

            |_| Transition Report on Form 10-K
            |_| Transition Report on Form 20-F
            |_| Transition Report on Form 11-K
            |_| Transition Report on Form 10-Q
            |_| Transition Report on Form N-SAR
            For the Transition Period Ended:  _________________________________

     READ ATTACHED INSTRUCTIONS BEFORE PREPARING FORM. PLEASE PRINT OR TYPE

       Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION:

LIXTE BIOTECHNOLOGY HOLDINGS, INC. (formerly SRKP 7, Inc.)
Full Name of Registrant

248 Route 25A, No. 2
Address of principal executive offices:

East Setauket, New York 11733
City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box).

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(b) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed).

The Company has incurred a delay in assembling the information required to be included in its March 31, 2007 Form 10-QSB Quarterly Report. The Company expects to file its March 31, 2007 Form 10-QSB Quarterly Report within the allotted extension period.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      John Kovach                   (631)                 942 7959
         (Name)                  (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed?

      |X| Yes           |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      |X| Yes           |_| No

On June 30, 2006, the Registrant acquired all of the capital stock of Lixte Biotechnology, Inc. ("Lixte") in a transaction accounted for as a reverse merger. Lixte had limited operations through June 30, 2006.

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

                       LIXTE BIOTECHNOLOGY HOLDINGS, INC.
      ---------------------------------------------------------------------
                   Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: May 15, 2007              By  /s/ John Kovach
                                       ------------------------------------
                                       John Kovach, Chief Executive Officer